SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                             _____________



                SCHEDULE 13G
                (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                (AMENDMENT NO. __)*

        Dawson Geophysical Co.
        (Name of Issuer)

        Common Stock
        (Title of Class of Securities)

        239360100
        (CUSIP Number)

        September 30, 2021
        (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [   ]   Rule 13d-1(b)
        [ x ]   Rule 13d-1(c)
        [   ]   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     239360100
              ---------

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(1)  NAMES OF REPORTING PERSONS
     John M. Schneider (1)
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [  x ]
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(3) SEC USE ONLY
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(4) CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
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NUMBER OF         (5) SOLE VOTING POWER 0
SHARES            ---------------------------------------------------------
BENEFICIALLY      (6) SHARED VOTING POWER 1,275,000
OWNED BY          ---------------------------------------------------------
EACH              (7) SOLE DISPOSITIVE POWER 0
REPORTING         ---------------------------------------------------------
PERSON WITH       (8) SHARED DISPOSITIVE POWER 1,275,000
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(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,275,000
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(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
     [   ]
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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%(2)
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(12) TYPE OF REPORTING PERSON
     IN
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(1) Combined accounts held by John M. Schneider, reporting person. IRA and
Custodial Accounts for Minors
(2) Based on 23,631,982 shares of Common Stock outstanding as of August 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 11,2021.



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(1)  NAMES OF REPORTING PERSONS
     DHARMA GROUP INVESMENT LLC

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [   ]
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(3) SEC USE ONLY
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(4) CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
---------------------------------------------------------------------------
NUMBER OF         (5) SOLE VOTING POWER 0
SHARES            ---------------------------------------------------------
BENEFICIALLY      (6) SHARED VOTING POWER 5,000
OWNED BY          ---------------------------------------------------------
EACH              (7) SOLE DISPOSITIVE POWER 0
REPORTING         ---------------------------------------------------------
PERSON WITH       (8) SHARED DISPOSITIVE POWER 5,000
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(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,000
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(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
     [   ]
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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%(1)(2)
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(12) TYPE OF REPORTING PERSON
     CO
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(1) Based on 23,631,982 shares of Common Stock
outstanding as of August 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11,2021.
(2) Percentage ownership 0.0021%



Item 1.
    (a) Name of Issuer:
         Dawson Geophysical Co. (the "Issuer")

    (b) Address of Issuer's Principal Executive Offices:
        508 West Wall Suite 800 midland, TX 79701
Item 2.
    (a) Name of Person Filing:
        John M. Schneider
	Dharma Investment Group LLC


    (b) Address of Principal Business Office or, if None, Residence:
        417 Thorn Street, Suite 300. Sewickley, PA 15143

    (c) Citizenship:
	John M. Schneider is an Individual citizen located in Pennsylvania
	Dharma Group investments LLC is a Pennsylvania limited liability company.


    (d) Title of Class of Securities: Common Stock, par value $0.01 per share ("Comon Stock")

    (e) CUSIP Number: 239360100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	Not applicable

Item 4.         Ownership.

    (a) Amount beneficially owned: John M. Schneider may be deemed to beneficially own 1,275,000 shares of Common Stock; Dharma Group
 Investments LLC may be deemed to own 5,000 shares of Common Stock

    (b) Percent of class: John M. Schneider may be deemed to beneficially own 5.4% of the Common Stock; Dharma Group Investments LLC may be deemed to beneficially own 0% of the Common Stock The percentages are based on 23,630,000 shares of Common Stock outstanding as of August 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 11,2021.


    (c) Number of shares as to which John M. Schneider has:
        (i) Sole power to vote or to direct the vote: 0
        (ii) Shared power to vote or to direct the vote: 1,275,000
        (iii) Sole power to dispose or to direct the disposition of: 0
        (iv) Shared power to dispose or to direct the disposition of: 1,275,000

        Number of shares as to which Dharma Group Investments LLC has:
        (i) Sole power to vote or to direct the vote: 0
        (ii) Shared power to vote or to direct the vote: 5,000
        (iii) Sole power to dispose or to direct the disposition of: 0
        (iv) Shared power to dispose or to direct the disposition of: 5,000


Item 5. Ownership of Five Percent or Less of a Class.

        Not Applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not Applicable.


Item 8. Identification and Classification of Members of the Group.

        Not Applicable.


Item 9. Notice of Dissolution of Group.

        Not Applicable.


Item 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Filer John M. Schneider on behalf of accounts beneficially owned by him including IRA and custodial accounts for minor children

        By:     /s/ John M. Schneider

        Name:  John M. Schneider

        Title:  Owner

        Date:  September 30, 2021



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EXHIBIT 1--JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the common stock of beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Filer  Dharma Group Investments, LLC

        By:     /s/ John M. Schneider

        Name:  John M. Schneider

        Title:  Owner

        Date:  September 30, 2021